Filed Pursuant to Rule 424(b)(2)

Registration Nos. 333-132370 and 333-132370-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 3, 2007

Pricing Supplement No. 2006—MTNDD061 Dated                 , 2007

(To Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)

US$                     principal amount

Citigroup Funding Inc.

Medium-Term Notes, Series D

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Callable LIBOR Range Accrual Notes Due 2017

•	Interest payable on the notes will vary and may be zero. Interest is payable quarterly, if at all, on each , , and , beginning approximately three months after the date of issuance of the notes and ending on the maturity date.

•	Unless otherwise called by us, the notes will bear interest at the rate of approximately i) 5% to 7% (to be determined on the date on which the notes are priced for initial sale to the public) per annum for the period from , 2007 to , 2008; ii) 5.5% to 7.5% (to be determined on the date on which the notes are priced for initial sale to the public) per annum for the period from , 2008 to , 2009; iii) 6% to 8% (to be determined on the date on which the notes are priced for initial sale to the public) per annum for the period from , 2009 to , 2015; and iv) 9% to 11% (to be determined on the date on which the notes are priced for initial sale to the public) per annum for the period from , 2015 to , 2017, respectively, on each calendar day when the floating interest rate commonly referred to as “six-month U.S. dollar LIBOR” is determined to be less than or equal to approximately 7% (to be determined on the date on which the notes are priced for initial sale to the public).

•	On each calendar day on which six-month U.S. dollar LIBOR is determined to be greater than approximately 7% (to be determined on the date on which the notes are priced for initial sale to the public), no interest will accrue on the notes.

•	If not previously called by us, the notes will mature on , 2017. At maturity you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, plus any accrued and unpaid interest.

•	We may call the notes, in whole and not in part, for mandatory redemption on any interest payment date beginning approximately six months after the date of issuance of the notes, upon not less than ten calendar days’ notice. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, plus any accrued and unpaid interest.

•	The notes will be issued in minimum denominations and integral multiples of US$1,000.

•	We will not apply to list the notes on any exchange.

Investing in the Notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Citigroup Global Markets Inc. will purchase the notes from Citigroup Funding at a price of US$1,000 per note and expects to sell the notes to the public, directly or through certain affiliated dealers, in one or more transactions at market prices prevailing at the time of sale or at prices otherwise negotiated.

We expect that delivery of the notes will be made against payment therefor on or about                     , 2007. Because the notes will not settle in T+3, purchasers who wish to trade the notes on the date hereof or the next business day(s) will be required to specify an alternative cycle at the time of any such trade to prevent a failed settlement and should consult their own investment advisor.

Citigroup

SUMMARY INFORMATION — Q&A

This summary includes questions and answers that highlight selected information from the accompanying prospectus and prospectus supplement and this pricing supplement to help you understand the Callable LIBOR Range Accrual Notes due 2017. You should carefully read the entire prospectus, prospectus supplement and pricing supplement to understand fully the terms of the notes, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should, in particular, carefully review the section entitled “Risk Factors Relating to the Notes,” which highlights a number of risks, to determine whether an investment in the notes is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus.

What Are the Notes?

The Callable LIBOR Range Accrual Notes due 2017 are callable fixed income securities issued by Citigroup Funding that have a maturity of approximately ten years. If not previously called by us, at maturity, you will receive an amount in cash equal to your initial investment in the notes plus any accrued, unpaid interest due at maturity. The amount of any quarterly interest payments due on the notes will vary and could be zero. Interest payments, if any, will be based on the six-month U.S. dollar LIBOR rate on each calendar day. For each calendar day that the six-month U.S. dollar LIBOR rate is less than or equal to approximately 7% (to be determined on the date the notes are priced for initial sale to the public, which we refer to as the pricing date), the notes will bear interest at a rate of approximately i) 5% to 7% (to be determined on the pricing date) per annum for the period from                  , 2007 to                  , 2008; ii) 5.5% to 7.5% (to be determined on the pricing date) per annum for the period from                  , 2008 to                  , 2009; iii) 6% to 8% (to be determined on the pricing date) per annum for the period from                  , 2009 to                  , 2015; and iv) 9% to 11% (to be determined on the pricing date) per annum for the period from                  , 2015 to                  , 2017. On each calendar day on which six-month U.S. dollar LIBOR is determined to be greater than approximately 7% (to be determined on the pricing date), no interest will accrue on the notes. We may call the notes, in whole and not in part, for mandatory redemption on any interest payment date beginning approximately six months after the date of issuance of the notes. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, plus any accrued and unpaid interest.

The notes mature on                  , 2017, are callable quarterly beginning approximately six months after the date of issuance and do not provide for earlier redemption by you. The notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup, Citigroup Funding’s parent company. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup.

You may transfer the notes only in minimum denominations and integral multiples of US$1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by the Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream clearance systems may hold beneficial interests in the notes through the accounts that each of these systems maintains as a participant in DTC. You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus for further information.

Will I Receive Interest on the Notes?

The interest payable on the notes will vary and may be zero. We expect to pay interest, if any, in cash quarterly on each             ,             , and             , commencing approximately three months after the issuance of the notes and ending on the maturity date. We refer to each of these quarterly payment dates as an interest payment date and each three-month period from and including an interest payment date to and including maturity or the day immediately preceding the next interest payment date or any earlier date upon which the notes are redeemed as an interest calculation period. Unless the notes are called by us, the interest rate for each interest calculation period will equal the product of (x) the applicable rate and (y) the number of accrual days in the interest calculation period divided by the number of calendar days in the interest calculation period.

The applicable rate will equal approximately i) 5% to 7% (to be determined on the pricing date) per annum for the period from                  , 2007 to                  , 2008; ii) 5.5% to 7.5% (to be determined on the pricing date) per annum for the period from                  , 2008 to                  , 2009; iii) 6% to 8% (to be determined on the pricing date) per annum for the period from                  , 2009 to                  , 2015; and iv) 9% to 11% (to be determined on the pricing date) per annum for the period from                  , 2015 to                  , 2017.

An accrual day is any calendar day in an interest calculation period on which six-month U.S. dollar LIBOR is determined to be less than or equal to approximately 7% (to be determined on the pricing date). Generally, six-month U.S. dollar LIBOR will equal the six-month U.S. dollar LIBOR rate appearing on Page “LIBOR01,” or any substitute page, at 11:00 a.m. (London time) on each calendar day during an interest calculation period. You should refer to “Description of the Notes—Determination of Six-Month U.S. Dollar LIBOR” in this pricing supplement for further information.

No interest will accrue on the notes on any calendar day on which six-month U.S. dollar LIBOR is determined to be greater than approximately 7% (to be determined on the pricing date). As a result, interest payments will vary and could be zero. Additionally, if the level of six-month U.S. dollar LIBOR is low for a sufficient number of days in any interest calculation period, resulting in a quarterly interest payment on the notes greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Funding of comparable maturity, you should expect that the notes will be called. If we call the notes, you may not be able to invest in other securities with a similar yield and level of risk. You should refer to the section “Risk Factors Relating to the Notes” for further information.

The structure of the interest payments on the notes differs from notes that bear interest at a fixed rate and notes that bear interest at a rate directly related to six-month U.S. dollar LIBOR or another index. You should understand how the interest rate calculations work before you invest in the notes. You can find more information in the section “Description of the Notes—Interest” in this pricing supplement.

What Will I Receive at Maturity of the Notes?

At maturity, unless your notes have been previously called by us, you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, plus any accrued and unpaid interest.

What Will I Receive if Citigroup Funding Calls the Notes?

We may call the notes, in whole and not in part, for mandatory redemption on any interest payment date beginning approximately six months after the date of issuance of the notes, upon not less than ten calendar days’ notice to holders of the notes in the manner described in the section “Description of the Notes—Call Right” in this pricing supplement. If we exercise our call right, you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, plus any accrued and unpaid interest.

What Will I Receive if I Sell the Notes Prior to Call or Maturity?

You will only receive 100% of the principal amount of your notes if you hold the notes at call or maturity. If you choose to sell your notes before the notes are called or mature, you are not guaranteed to receive the full principal amount of the notes you sell. You should refer to the sections “Risk Factors Relating to the Notes—The

Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” and “—You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop” in this pricing supplement for further information.

How Has Six-Month U.S. Dollar LIBOR Performed Historically?

We have provided a table showing the historical performance of six-month U.S. dollar LIBOR since 1996. You can find this table in the section “Historical Data on Six-Month U.S. Dollar LIBOR” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of six-month U.S. dollar LIBOR in recent years. However, past performance is not indicative of how six-month U.S. dollar LIBOR will perform in the future. You should also refer to the section “Risk Factors Relating to the Notes—The Historical Performance of Six-Month U.S. Dollar LIBOR Is Not an Indication of the Future Performance of Six-Month U.S. Dollar LIBOR” in this pricing supplement.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in instruments, such as options, swaps or futures, based on six-month U.S. dollar LIBOR. The costs of maintaining or adjusting this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws including individual retirement accounts (which we call “Plans”), will be permitted to purchase or hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

The notes will be treated by Citigroup Funding as contingent payment debt obligations of Citigroup Funding, and by accepting a note each holder agrees to this treatment of the notes. Special U.S. federal income tax rules apply to contingent payment debt obligations. Under the U.S. Treasury regulations governing contingent payment debt obligations, Citigroup Funding is required to determine the assumed comparable yield by taking into account the yield at which Citigroup Funding could issue a fixed rate debt instrument with terms similar to those of the notes, with no contingent payments. In addition, solely for purposes of determining the amount of interest income that a U.S. holder will be required to accrue, Citigroup Funding is required to construct a projected payment schedule in respect of the notes, representing a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to such comparable yield. It is unclear how such comparable yield and projected payments are to be determined under these regulations for a debt instrument such as the notes, where the timing of the contingent payments is uncertain. For purposes of determining the comparable yield and projected payment schedule for the notes, Citigroup Funding has assumed that the notes will remain outstanding until their maturity. Under these rules, a U.S. Holder of the notes will be required to accrue interest income on the notes regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting and may be required to include interest in taxable income in excess of interest payments actually received in a taxable year. In addition, upon the sale, exchange or other disposition of a note, including redemption of the note at maturity, or if the note is called, a U.S. Holder generally will be required to treat any gain recognized upon disposition of the note as ordinary income, rather than capital gain. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup and Citigroup Funding?

Citigroup is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup whose business activities consist primarily of providing funds to Citigroup and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s and Citigroup’s Affiliates, Citigroup Global Markets and Citigroup Financial Products?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the notes. As such, Citigroup Global Markets will purchase the notes and expects to sell them to the public, directly or indirectly, through certain affiliated dealers. After the initial offering, Citigroup Global Markets and/or other of our affiliated dealers currently intend, but are not obligated, to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the section “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue those activities once it has started them.

Our affiliate, Citigroup Financial Products, will act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Financial Products as calculation agent and you as a holder of the notes.

Are There Any Risks Associated With My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the level of six-month U.S. dollar LIBOR, and other events that are difficult to predict and beyond our control.

The Amount of Interest Payable on the Notes Will Vary and May Be Zero

Six-month U.S. dollar LIBOR is a floating rate. You will not earn interest on any day on which six-month U.S. dollar LIBOR is greater than approximately 7% (to be determined on the pricing date). If six-month U.S. dollar LIBOR remains above approximately 7% (to be determined on the pricing date) for an entire interest calculation period, the applicable interest rate paid on the notes will be zero.

The Notes May Be Called at Our Option, Which Limits Your Ability to Accrue Interest Over the Full Term of the Notes

We may call all of the notes on any interest payment date beginning approximately six months after the date of issuance of the notes. In the event that we call the notes, you will receive only the principal amount of your investment in the notes and any accrued and unpaid interest to and including the call date. In this case, you will not have the opportunity to continue to accrue and be paid interest to the original maturity date of the notes.

The Level of U.S. Dollar LIBOR Will Affect Our Decision to Call the Notes

It is more likely we will call the notes prior to their maturity date if the level of six-month U.S. dollar LIBOR is low, resulting in quarterly interest payments on the notes in an amount greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Funding of comparable maturity. If we call the notes prior to their maturity date, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the notes.

The Yield on the Notes May Be Lower Than the Yield On a Standard Debt Security of Comparable Maturity

The notes bear interest at the rate of approximately i) 5% to 7% (to be determined on the pricing date) per annum for the period from                  , 2007 to                  , 2008; ii) 5.5% to 7.5% (to be determined on the pricing date) per annum for the period from                  , 2008 to                  , 2009; iii) 6% to 8% (to be determined on the pricing date) per annum for the period from                  , 2009 to                  , 2015; and iv) 9% to 11% (to be determined on the pricing date) per annum for the period from                  , 2015 to                  , 2017, respectively, on each calendar day when six-month U.S. dollar LIBOR is determined to be less than or equal to approximately 7% (to be determined on the pricing date). As a result, if six-month U.S. dollar LIBOR remains above approximately 7% (to be determined on the pricing date) for a substantial number of days during an interest calculation period, the effective yield on your notes for such interest calculation period will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of the notes in any secondary market will be affected by supply of and demand for the notes, the level of six-month U.S. dollar LIBOR and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

The Level of Six-Month U.S. Dollar LIBOR. We expect that the market value of the notes at any time may be affected by changes in the level of six-month U.S. dollar LIBOR. For example, an increase in the level of six-month U.S. dollar LIBOR could cause a decrease in the market value of the notes because no interest will be payable on the notes if six-month U.S. dollar LIBOR is greater than approximately 7% (to be determined on the pricing date). Conversely, a decrease in the level of six-month U.S. dollar LIBOR may cause an increase in the market value of the notes because interest will be payable. However, if the level of six-month U.S. dollar LIBOR remains low, the likelihood of the notes being called would increase.

The level of six-month U.S. dollar LIBOR will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the London interbank market in particular.

Volatility of Six-Month U.S. Dollar LIBOR. Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of six-month U.S. dollar LIBOR changes, the market value of the notes may change.

Call Feature. Our ability to call the notes prior to their maturity date is likely to limit their value. If we did not have the right to call the notes, their value could be significantly different.

Interest Rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more instruments, such as options, swaps or futures, based upon six-month U.S. dollar LIBOR. This hedging activity could affect the value of the notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Citigroup Funding and Citigroup’s Credit Ratings, Financial Condition and Results. Actual or anticipated changes in our credit ratings, financial condition or results or those of Citigroup may affect the market value of the notes. The notes are subject to the credit risk of Citigroup, the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the notes attributable to another factor, such as a decrease in the level of six-month U.S. dollar LIBOR.

The Historical Performance of Six-Month U.S. Dollar LIBOR Is Not an Indication of the Future Performance of Six-Month U.S. Dollar LIBOR

The historical performance of six-month U.S. dollar LIBOR, which is included in this pricing supplement, should not be taken as an indication of the future performance of six-month U.S. dollar LIBOR during the term of the notes. Changes in the level of six-month U.S. dollar LIBOR will affect the trading price of the notes, but it is impossible to predict whether the level of six-month U.S. dollar LIBOR will rise or fall.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

Citigroup Financial Products Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Financial Products, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Financial Products’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the Callable LIBOR Range Accrual Notes Due 2017 (the “Notes”) supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the registered Notes set forth in the accompanying prospectus and prospectus supplement.

General

The Notes are callable securities issued by Citigroup Funding that have a maturity of approximately ten years. If not previously called by us, at maturity, you will receive an amount in cash equal to your initial investment in the Notes plus any accrued, unpaid interest due at maturity.

The amount of any quarterly interest payments due on the Notes will vary and could be zero. Interest payments, if any, will be based on the six-month U.S. dollar LIBOR rate on each calendar day. For each calendar day that the six-month U.S. dollar LIBOR rate is less than or equal to approximately 7% (to be determined on the Pricing Date), the Notes will bear interest at a rate of approximately i) 5% to 7% (to be determined on the Pricing Date) per annum for the period from                  , 2007 to                  , 2008; ii) 5.5% to 7.5% (to be determined on the Pricing Date) per annum for the period from                  , 2008 to                  , 2009; iii) 6% to 8% (to be determined on the Pricing Date) per annum for the period from                  , 2009 to                  , 2015; and iv) 9% to 11% (to be determined on the Pricing Date) per annum for the period from                  , 2015 to                  , 2017, respectively. On each calendar day on which six-month U.S. dollar LIBOR is determined to be greater than approximately 7% (to be determined on the Pricing Date), no interest will accrue on the Notes.

We may call the Notes, in whole and not in part, for mandatory redemption on any Interest Payment Date beginning approximately six months after the date of issuance of the Notes. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued and unpaid interest.

Payment at Maturity

Unless your Notes have been previously called by us, at maturity you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus accrued and unpaid interest.

Interest

The interest payable on the Notes will vary and could be zero. We expect to pay interest, if any, quarterly on                 ,                 , and                  of each year, beginning approximately three months after the issuance of the Notes and ending on the maturity date, each an Interest Payment Date. Each three-month period from and including an Interest Payment Date to and including the day immediately preceding the next Interest Payment Date, maturity or any earlier date upon which the Notes are redeemed is an Interest Calculation Period. During each Interest Calculation Period interest will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months. Unless the Notes are otherwise called by us, the interest rate for each Interest Calculation Period will equal the product of (x) the applicable rate and (y) number of Accrual Days in the Interest Calculation Period divided by the number of calendar days in the Interest Calculation Period.

The applicable rate will equal approximately i) 5% to 7% (to be determined on the Pricing Date) per annum for the period from                  , 2007 to                  , 2008; ii) 5.5% to 7.5% (to be determined on the Pricing Date) per annum for the period from                  , 2008 to                  , 2009; iii) 6% to 8% (to be determined on the Pricing Date) per annum for the period from                  , 2009 to                  , 2015; and iv) 9% to 11% (to be determined on the Pricing Date) per annum for the period from                  , 2015 to                  , 2017, respectively.

An Accrual Day is any calendar day in an Interest Calculation Period on which six-month U.S. dollar LIBOR is determined to be less than or equal to approximately 7% (to be determined on the Pricing Date), as described in detail below in “—Determination of Six-Month U.S. Dollar LIBOR.” No interest will accrue on the Notes on any calendar day that is not an Accrual Day.

Additionally, if the level of six-month U.S. dollar LIBOR is low for a sufficient number of days in any Interest Calculation Period, resulting in a quarterly interest payment on the Notes greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Funding of comparable maturity, you should expect that the Notes will be called. If we call the Notes, you may not be able to invest in other securities with a similar yield and level of risk. You should refer to the section “Risk Factors Relating to the Notes” for further information.

Interest will be payable to the persons in whose names the Notes are registered at the close of business on the Business Day preceding each Interest Payment Date. If an Interest Payment Date falls on a day that is not a Business Day, the interest payment to be made on that Interest Payment Date will be made on the next succeeding Business Day, unless that day falls in the next calendar month, in which case the Interest Payment Date will be the first preceding Business Day. Such payment will have the same force and effect as if made on that Interest Payment Date, and no additional interest will accrue as a result of delayed payment.

Business Day means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York and in London, England are authorized or obligated by law or executive order to close.

Hypothetical Interest Payment Examples

The tables below presents examples of hypothetical quarterly interest payments on the Notes based on the total number of Accrual Days occurring during one Interest Calculation Period at various times throughout the term of the Note. The following examples of hypothetical interest payment calculations are based on the following assumptions:

•	Pricing date: January 22, 2007

•	Issue date: January 26, 2007

•	Principal amount: US$1,000

•	Principal amount: US$1,000
•	Applicable Interest Rate:

-6.0% for the period from January 26, 2007 to January 25, 2008,

-6.5% for the period from January 26, 2008 to January 25, 2009,

-7.0% for the period from January 26, 2009 to January 25, 2015,

-10.0% for the period from January 26, 2015 to January 26, 2017.

•	Maturity date: January 26, 2017

•	Interest Calculation Period consists of ninety calendar days.

•	The Notes are purchased on the issue date and are not called by us or sold in any secondary market prior to the end of the Interest Calculation Period.

The examples below are for purposes of illustration only and would provide different results if different assumptions were applied. The actual quarterly interest payment, if any, will depend on the actual number of Accrual Days in each Interest Calculation Period and the actual applicable interest rate.

Table 1

Applicable interest rate: 6% per annum

Total Accrual Days During An Interest Calculation Period	Hypothetical Quarterly Interest Payment per $1,000
0	$ 0.00
10	$ 1.67
20	$ 3.33
30	$ 5.00
40	$ 6.67
50	$ 8.33
60	$10.00
70	$11.67
80	$ 1.33
90	$15.00

Table 2

Applicable interest rate: 6.5% per annum

Total Accrual Days During An Interest Calculation Period	Hypothetical Quarterly Interest Payment per $1,000
0	$ 0.00
10	$ 1.81
20	$ 3.61
30	$ 5.42
40	$ 7.22
50	$ 9.03
60	$10.83
70	$12.64
80	$14.44
90	$16.25

Table 3

Applicable interest rate: 7% per annum

Total Accrual Days During An Interest Calculation Period	Hypothetical Quarterly Interest Payment per $1,000
0	$ 0.00
10	$ 1.94
20	$ 3.89
30	$ 5.83
40	$ 7.78
50	$ 9.72
60	$11.67
70	$13.61
80	$15.56
90	$17.50

Table 4

Applicable interest rate: 10% per annum

Total Accrual Days During An Interest Calculation Period	Hypothetical Quarterly Interest Payment per $1,000
0	$ 0.00
10	$ 2.78
20	$ 5.56
30	$ 8.33
40	$11.11
50	$13.89
60	$16.67
70	$19.44
80	$22.22
90	$25.00

Determination of Six-Month U.S. Dollar LIBOR

For purposes of determining whether any calendar day in an Interest Calculation Period is an Accrual Day, six-month U.S. dollar LIBOR will equal the rate for six-month U.S. dollar LIBOR appearing on “LIBOR01” (or any successor page as determined by the calculation agent) at 11:00 am (London time) on such calendar day or, in the case of a calendar day that is not a London Business Day, the six-month U.S. dollar LIBOR rate appearing on “LIBOR01” (or any successor page as determined by the calculation agent) at 11:00 am (London time) on the London Business Day immediately preceding such calendar day; provided, however that for each calendar day beginning on the fourth London Business Day immediately preceding any Interest Payment Date, the six-month U.S. dollar LIBOR rate will be the six-month U.S. dollar LIBOR rate appearing on “LIBOR01” (or any successor page as determined by the calculation agent) at 11:00 am (London time) on the fifth London Business Day prior to that Interest Payment Date.

If a rate for six-month U.S. dollar LIBOR is not published on “LIBOR01” (or any successor page as determined by the calculation agent) on any London Business Day on which the rate for six-month U.S. dollar LIBOR is required, then the calculation agent will request the principal London office of each of five major reference banks in the London interbank market, selected by the calculation agent, to provide such bank’s offered quotation to prime banks in the London interbank market for deposits in U.S. dollars in an amount that is representative of a single transaction in that market at that time (a “Representative Amount”) and for a term of six months, as of 11:00 am (London time) on such London Business Day. If at least two such quotations are so provided, six-month U.S. dollar LIBOR will be the arithmetic mean of such quotations. If fewer than two such quotations are provided, the calculation agent will request each of three major banks in The City of New York to provide such bank’s rate to leading European banks for loans in U.S. dollars in a Representative Amount and for a term of six months, as of approximately 11:00 am (New York City time) on such London Business Day. If at least two such rates are so provided, six-month U.S. dollar LIBOR will be the arithmetic mean of such rates. If fewer than two such rates are so provided, then six-month U.S. dollar LIBOR will be six-month U.S. dollar LIBOR in effect on the immediately preceding London Business Day.

London Business Day means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Call Right

We may call the Notes, in whole and not in part, for mandatory redemption on any Interest Payment Date beginning approximately six months after the date of issuance of the Notes, upon not less than ten calendar days’ notice to holders of the Notes in the manner described below. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus accrued and unpaid interest.

So long as the Notes are represented by global securities and are held on behalf of DTC, call notices and other notices will be given by delivery to DTC. If the Notes are no longer represented by global securities and are not held on behalf of DTC, call notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Default Interest Rate

In case of default in payment at maturity of the Notes or on any Interest Payment Date, the Notes will bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date or relevant Interest Payment Date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of % per annum on the unpaid amount due. If default interest is required to be calculated for a period of less than one year, it will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The calculation agent for the Notes will be Citigroup Financial Products. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup, potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Notes. Citigroup Financial Products is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

HISTORICAL DATA ON SIX-MONTH U.S. DOLLAR LIBOR

Six-month U.S. dollar LIBOR is a daily reference rate based on the interest rates in the London interbank money market. The following table sets forth, for each of the periods indicated, the high and the low level of six-month U.S. dollar LIBOR, as reported on Reuters. The historical performance of six-month U.S. dollar LIBOR should not be taken as an indication of the future performance of six-month U.S. dollar LIBOR during the term of the Notes or what the value of the Notes may be. Any historical upward or downward trend in the six-month U.S. dollar LIBOR rate during any period set forth below is not any indication that the six-month U.S. dollar LIBOR rate is more or less likely to increase or decrease at any time over the term of the Notes.

	High	Low
1997
Quarter
First	5.9375	5.5469
Second	6.0625	5.8750
Third	5.9375	5.7813
Fourth	6.0000	5.7190
1998
Quarter
First	6.2520	5.8980
Second	6.2910	5.9400
Third	6.1000	5.2560
Fourth	5.7030	5.0970
1999
Quarter
First	5.1463	4.9681
Second	5.6500	5.0339
Third	5.9613	5.5800
Fourth	6.1675	5.9613
2000
Quarter
First	6.5300	6.1813
Second	7.1088	6.4988
Third	7.0000	6.7400
Fourth	6.7600	6.2038
2001
Quarter
First	6.1638	4.6413
Second	4.7400	3.6800
Third	3.9000	2.5225
Fourth	2.5400	1.9088
2002
Quarter
First	2.3788	1.7906
Second	2.3600	1.9138
Third	1.9600	1.6850
Fourth	1.8419	1.3800

2003
Quarter
First	1.4056	1.1700
Second	1.3344	0.9800
Third	1.2113	1.1100
Fourth	1.2800	1.1600
2004
Quarter
First	1.2294	1.1450
Second	1.9400	1.1600
Third	2.1963	1.8338
Fourth	2.7900	2.1975
2005
Quarter
First	3.4000	2.7900
Second	3.7100	3.3281
Third	4.2306	3.7286
Fourth	4.7100	4.2669
2006
Quarter
First	5.1400	4.6800
Second	5.6400	5.1431
Third	5.6300	5.3600
Fourth	5.4300	5.2931
2007
Quarter
First (through January 2)	5.3700	5.3700

The six-month U.S. dollar LIBOR rate appearing on LIBOR01 at 11:00 a.m. (London time) on January 2, 2007, was 5.37.

The following graph shows the daily values of six-month U.S. dollar LIBOR in the period from January 1, 1996 through January 2, 2007 using historical data obtained from Reuters. Past movements of six-month U.S. dollar LIBOR are not indicative of future values of six-month U.S. dollar-LIBOR.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain United States federal income tax consequences material to the purchase, ownership and disposition of the notes. Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a person that is (i) an individual citizen or resident of the United States, (ii) a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia or (iii) otherwise subject to United States federal income taxation on a net income basis in respect of the notes (a “U.S. Holder”). This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase the notes by any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of taxpayers or that are generally assumed to be known by investors. This summary also does not address the tax consequences to (i) persons that may be subject to special treatment under United States federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, traders in securities that elect to mark to market and dealers in securities or currencies, (ii) persons that will hold the notes as part of a position in a “straddle” or as part of a “hedging,” “conversion” or other integrated investment transaction for federal income tax purposes, (iii) persons whose functional currency is not the United States dollar, (iv) persons that do not hold the notes as capital assets or (v) persons that did not purchase the notes in the initial offering.

This summary is based on United States federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

PROSPECTIVE INVESTORS IN THE NOTES SHOULD CONSULT THEIR TAX ADVISORS IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

Tax Characterization of the Notes

Citigroup Funding will treat each note for United States federal income tax purposes as a single debt instrument issued by Citigroup Funding that is subject to United States Treasury regulations governing contingent debt instruments (the “CPDI regulations”). Each holder, by accepting a note, agrees to this treatment of the note and to report all income (or loss) with respect to the note in accordance with the CPDI regulations. The remainder of this summary assumes the treatment of each note as a single debt instrument subject to the CPDI regulations.

U.S. Holders

Accrual of Interest on the Notes

Pursuant to the CPDI regulations, U.S. Holders will be required to accrue interest income on the notes, in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting. Accordingly, U.S. Holders may be required to include interest in taxable income in excess of interest payments actually received in a taxable year.

The CPDI regulations provide that a U.S. Holder must accrue ordinary interest income, for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the notes in an amount that equals:

(1) the product of (i) the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the notes, adjusted for the length of the accrual period;

(2) divided by the number of days in the accrual period; and

(3) multiplied by the number of days during the accrual period that the U.S. Holder held the notes.

The issue price of the notes is the first price at which a substantial amount of the notes is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. It is expected that the issue price of the notes will be their par amount. The adjusted issue price of a note generally is its issue price (i) increased by any interest income previously accrued (determined without regard to any adjustments to interest accruals described below) and (ii) decreased by the amount of any projected payments that have been previously scheduled to be made in respect of the notes (without regard to the actual amount paid).

Under the Contingent Debt Regulations, Citigroup Funding is required to determine a comparable yield for the Notes that takes into account the yield at which Citigroup Funding could issue a fixed rate debt instrument with terms similar to those of the Notes, with no contingent payments. In addition, solely for purposes of determining the amount of interest income that a U.S. Holder will be required to accrue, Citigroup Funding is required to construct a projected payment schedule in respect of the Notes, representing a series of payments the amount and timing of which would produce a yield to maturity equal to the comparable yield. It is unclear how the comparable yield and projected payments are to be determined under the regulations for a debt instrument such as the Notes, where the timing of the contingent payments is uncertain. Citigroup Funding has assumed for purposes of determining the comparable yield and projected payment schedule for the Notes that the Notes will remain outstanding until their maturity. Based on that assumption, we have determined that the comparable yield for the notes is a rate of     %, compounded semi-annually. We have also determined that the projected payment schedule for each note (US$1,000 principal amount) provides for the following payments on the following payment dates:

Date	Projected Payment

January , 2007	$

April , 2007	$

July , 2007	$

October , 2007	$

January , 2008	$

April , 2008	$

July , 2008	$

October , 2008	$

January , 2009	$

April , 2009	$

July , 2009	$

October , 2009	$

January , 2010	$

April , 2010	$

July , 2010	$

October , 2010	$

January , 2011	$

April , 2011	$

July , 2011	$

Date	Projected Payment

October , 2011	$

January , 2012	$

April , 2012	$

July , 2012	$

October , 2012	$

January , 2013	$

April , 2013	$

July , 2013	$

October , 2013	$

January , 2014	$

April , 2014	$

July , 2014	$

October , 2014	$

January , 2015	$

April , 2015	$

July , 2015	$

October , 2015	$

January , 2016	$

April , 2016	$

July , 2016	$

October , 2016	$

January , 2017	$

The comparable yield and the projected payments are used to determine accruals of interest FOR TAX PURPOSES ONLY and are not assurances or predictions by Citigroup Funding with respect to the actual yield of or payments to be made in respect of a Note. The comparable yield and the projected payments do not necessarily represent Citigroup Funding’s expectations regarding such yield or the timing or amount of such payments.

Based upon the comparable yield, if a U.S. Holder that pays taxes on a calendar year basis buys a Note at original issue for US$1,000 and holds it until maturity, such holder will be required to pay taxes on the following amounts of ordinary income from the Note (before taking into account any adjustments to interest accruals described below) for each of the following periods:              in 2007;              in 2008;              in 2009;              in 2010;              in 2011;              in 2012;              in 2013;              in 2014;              in 2015;              in 2016 and              in 2017. Accordingly, U.S. Holders generally will be required to recognize taxable income in an amount that is more than cash received earlier in the term of the Notes and to recognize taxable income in an amount that is less than cash received later in the term of the Notes.

Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Internal Revenue Code of 1986, as amended. Because income on the notes will constitute original issue discount, coupons on the notes will not be eligible for the dividends-received deduction, in the case of corporate holders, or for the lower tax rate applicable to certain dividends, in the case of individual holders.

Adjustments to Interest Accruals on the Notes

If, during any taxable year, a U.S. Holder receives actual payments with respect to the notes that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the CPDI regulations equal to the amount of such excess. The U.S. Holder will treat a “net positive adjustment” as additional interest income, which will increase the total amount of Tax OID listed above for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Note for a particular year may exceed both the amount of Tax OID listed above and the actual cash payment received.

If a U.S. Holder receives in a taxable year actual payments with respect to the notes that in the aggregate are less than the amount of projected payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” under the CPDI regulations equal to the amount of such deficit. This adjustment will reduce the U.S. Holder’s interest income on the notes for that taxable year, which will decrease the total amount of Tax OID listed above for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Note for a particular year may differ significantly both from the amount of Tax OID listed above and the actual cash payment received.

U.S. Holders should be aware that the information statements they receive from their brokers (on an Internal Revenue Service Form 1099) stating accrued original issue discount in respect of the notes may not take net negative or positive adjustments into account, and thus may overstate or understate the holders’ interest inclusions.

Sale, Exchange or Redemption

Upon the sale, exchange or other disposition of a note, including redemption of the note at maturity, or if a note is called, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. Holder, and (b) the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note will generally be equal to (i) the U.S. Holder’s original purchase price for the note, (ii) increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above) and (iii) decreased by the amount of any projected payments that have been previously scheduled to be made in respect of the notes (without regard to the actual amount paid).

Gain recognized upon disposition of a note generally will be treated as ordinary interest income, and any loss generally will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the note is held for more than one year).

Backup Withholding Tax and Information Reporting

Unless a U.S. Holder is an exempt recipient, such as a corporation, payments under the notes and the proceeds received from the sale of notes will be subject to information reporting and will also be subject to United States federal backup withholding tax if such U.S. Holder fails to supply an accurate taxpayer identification number on Internal Revenue Service Form W-9 or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amounts so withheld generally will be allowed as a credit against the U.S. Holder’s United States federal income tax liability.

Non-United States Persons

The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes. The term “Non-U.S. Holder” means a beneficial owner of a Note that is a foreign corporation or nonresident alien.

Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state and local and any foreign tax consequences that may be relevant to them.

Payment with Respect to the Notes. All payments on the Notes made to a Non-U.S. Holder, and any gain realized on a sale, exchange or redemption of the Notes, will be exempt from U.S. income and withholding tax, provided that:

(i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of the Citigroup Funding’s stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to Citigroup Funding through stock ownership;

(ii) the beneficial owner of a Note certifies on Internal Revenue Service Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements; and

(iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, generally will be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange or redemption of the Notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in clause (ii) of the second preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed Internal Revenue Service Form W-8ECI (or successor form) in order to claim an exemption from withholding tax.

Information Reporting and Backup Withholding. In general, a Non-U.S. Holder generally will not be subject to backup withholding and information reporting with respect to payments made with respect to the Notes if such Non-U.S. Holder has provided Citigroup Funding with an Internal Revenue Service Form W-8BEN described above and Citigroup Funding does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of the Notes made within the United States or conducted through certain U.S. financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006 among Citigroup Funding, Citigroup and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the Notes.

Citigroup Global Markets Inc., principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets Inc., US$                 principal amount of Notes (                 Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup. Citigroup Global Markets Inc. proposes to offer some of the Notes directly to the public at market prices prevailing at the time of sale or at prices otherwise negotiated and some of the Notes to certain dealers at those prices less a concession not to exceed US$                 per Note. Citigroup Global Markets Inc. may allow, and these dealers may reallow, a concession not to exceed US$                 per Note on sales to certain other dealers.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factor

Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Client accounts over which Citigroup or its affiliates have investment discretion are not permitted to purchase the Notes, either directly or indirectly.

To the extent the offer of any Notes is made in any Member State of the European Economic Area that has implemented the European Council Directive 2003/71/EC (such Directive, together with any applicable implementing measures in the relevant home Member State under such Directive, the “Prospectus Directive”) before the date of publication of a valid prospectus in relation to the Notes which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in that Member State in accordance with the Prospectus Directive), the offer (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require the Citigroup Funding to publish a prospectus pursuant to the Prospectus Directive.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The Notes are being offered globally for sale in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page of this document.

The agent or dealer has agreed that it will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the Notes, in or from any jurisdiction, except when to the best knowledge and belief of the agent or dealer it is permitted under applicable laws and regulations. In so doing, the agent or dealer will not impose any additional obligations on Citigroup Funding.

The agent or dealer has represented and agreed that:

•

in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (“Relevant Implementation Date”) it has not made and will not make an offer of Notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to Citigroup Funding or Citigroup;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom;

•	it will not offer or sell any Notes directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person except under circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant governmental and regulatory authorities in effect at the relevant time. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan;

•	it is aware of the fact that no securities prospectus (Wertpapierprospekt) under the German Securities Prospectus Act (Wertpapierprospektgesetz, the “Prospectus Act”) has been or will be published in respect of the Notes in the Federal Public of Germany and that it will comply with the Prospectus Act and all other laws and regulations applicable in the Federal Republic of Germany governing the issue, offering and sale of the Notes; and

•	no Notes have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account as defined in article L. 411-2 of the French Code Monétaire et Financier and applicable regulations thereunder; and that the direct or indirect resale to the public in France of any Notes acquired by any qualified investors (investisseurs qualifiés) and/or any investors belonging to a limited circle of investors (cercle restreint d’investisseurs) may be made only as provided by articles L. 412-1 and L. 621-8 of the French Code of Monétaire et Financier and applicable regulations thereunder; and that none of the pricing supplement, the prospectus supplement, the prospectus or any other offering materials relating to the Notes has been released, issued or distributed to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) mentioned above.

This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the “Securities and Futures Act” or the “Act”).

Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a “relevant person” (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of the Securities and Futures Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been satisfied. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i)	the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of the Act, or arises from an offer referred to in Section 275(1A) of the Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of the Act (in the case of a trust)

(ii)	no consideration is or will be given for the transfer; or

(iii)	the transfer is by operation of law.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer of Notes is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986,a s amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

US$

Callable LIBOR Range Accrual Notes

Due                  , 2017

(US$1,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

                 , 2007

(Including Prospectus Supplement dated

April 13, 2006 and Prospectus dated

March 10, 2006)

Citigroup